LEXARIA CORP.
#604 - 700 West Pender Street
Vancouver, B.C. V6C 1G8
Telephone: (604) 602-1675

BY FAX AND EDGAR

July 10, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. David Lyon

Dear Sir:

Re: Lexaria Corp. - Form SB-2 Registration Statement - File No. 333-132134

The undersigned hereby requests, pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Effective Date of the above-noted Form SB-2 Registration Statement be accelerated and become effective at 10:00 a.m. (Eastern Standard Time) on Tuesday, July 11, 2006 or as soon thereafter as possible.

The undersigned hereby acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Yours truly,
  LEXARIA CORP.
  Per:

  /s/ "Leonard MacMillan"
  Leonard MacMillan, President